SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                     DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)
          DELAWARE                                              13-3152648
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

                    200 NORTH WESTLAKE BOULEVARD, SUITE 202,
               WESTLAKE VILLAGE, CALIFORNIA 91362 (805) 381-2700
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                             ----------------------
                                 STEPHEN F. ROSS
                     DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
                     200 NORTH WESTLAKE BOULEVARD, SUITE 202
                       WESTLAKE VILLAGE, CALIFORNIA 91362
                                 (805) 381-2700

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                             ----------------------
                                   Copies to:

                              MURRAY MARKILES, ESQ.
                    TROOP STEUBER PASICH REDDICK & TOBEY, LLP
                       2029 CENTURY PARK EAST, 24TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 728-3000

           Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
           If the only securities on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. [ ]
           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------
                                     Proposed Maximum    Proposed Maximum
  Title Of Shares    Amount To Be    Aggregate Price         Aggregate           Amount Of
 To Be Registered     Registered       Per Share(1)      Offering Price(1)    Registration Fee
-----------------------------------------------------------------------------------------------
   Common Stock      1,697,659(2)         $3.359            $5,702,437            $1,505
===============================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average high and low prices of Registrant's Common Stock reported on the Nasdaq SmallCap Market on December 23, 1999.
(2) Consists of up to 1,655,159 shares of Common Stock issuable upon exchange of Series A Exchangeable Preferred Stock, 40,000 shares of Common Stock issuable upon exchange Warrants, and 2,500 shares of Common Stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 27, 1999

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES BEFORE THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                                   PROSPECTUS

                     DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
                        1,697,659 SHARES OF COMMON STOCK



     The persons listed in this Prospectus under the caption "Selling Security Holders" may from time to time offer and sell up to 1,697,659 shares of our common stock. The selling security holder(s) will acquire up to 1,655,159 of these shares upon the exchange of exchangeable preferred stock. The selling security holder(s) will acquire 40,000 of these shares upon the exercise of warrants.

     The common stock is quoted on the Nasdaq SmallCap Market under the symbol "DMDS" and is listed on the Boston Stock Exchange under the symbol "DMD." On December 23, 1999 the high and low prices of the Common Stock as quoted on the Nasdaq SmallCap Market were $3.50 and $3.2188, respectively.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     INVESTING IN THE SHARES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


                                 ---------------

                The date of this prospectus is December 27, 1999

         PROSPECTIVE PURCHASERS OF THESE SHARES SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO IT. NEITHER THE COMPANY NOR THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANYONE TO PROVIDE DIFFERENT INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SHARES BY ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                                TABLE OF CONTENTS

                                                                           PAGE

ABOUT DENTAL/MEDICAL DIAGNOSTIC SYSTEMS.......................................4

RISK FACTORS..................................................................5

USE OF PROCEEDS..............................................................11

SELLING SECURITY HOLDERS.....................................................12

PLAN OF DISTRIBUTION.........................................................14

WHERE YOU CAN FIND MORE INFORMATION..........................................16

LEGAL MATTERS................................................................17

EXPERTS......................................................................17

                     ABOUT DENTAL/MEDICAL DIAGNOSTIC SYSTEMS

Dental Medical Diagnostic Systems, Inc. designs, develops, manufactures and sells high technology dental equipment as well as tooth whitening and composite materials. Up until the third quarter of 1998, our primary product emphasis was the manufacture and sale of an intraoral camera system known as the "TeliCam II System," an updated version of the intraoral camera system, the "TeliCam Elite," and an intraoral camera network known as the InTELInet, for use in connection with the TeliCam II System. TeliCam System II and Elite systems sales have recently been below levels of prior comparable periods, a trend that we expect to continue. During approximately the last 18 months we shifted our primary product emphasis toward a tooth whitening and curing device known as the Apollo 95E, which we now market both domestically and internationally. We believe that the Apollo 95E produces faster results than other products currently available in the marketplace. This product is designed to harden composite material in three seconds or less, and to produce teeth whitening in a dental office in less than one hour in conjunction with our Apollo Secret formula.


We also market the whitening materials, Apollo Secret, to be used with the Apollo 95E. Apollo Secret power whitening offers the following benefits:

          o the procedure causes less patient discomfort compared to competing technologies;

          o the procedure can be performed by a dental assistant or hygienist in most states, generally in less than 40 minutes;

          o the procedure may whiten the patient's teeth up to ten shades lighter; and

          o the procedure causes no surface damage to the tooth enamel or pulp.

We have the exclusive rights to market products to the dental market incorporating certain digital x-ray technology developed by Suni Imaging Microsystems, Inc. Suni keeps the rights to developed microchip technology underlying the x-ray system it develops for us. Digital x-ray systems, including competitive systems currently on the market, reduce radiation exposure compared to conventional x-ray systems and allow dentists to view x-ray images in real-time without the time-consuming process of film development and eliminate the need to use and dispose of chemicals required to develop conventional x-ray film. The technology developed for us by Suni offers the following benefits:

          o    improved image quality;

          o    competitive pricing; and

          o    database storage and recall of images.

We were organized in New York in 1981 under the name Edudata Corporation and reincorporated in Delaware in 1983. Our principal executive offices are located at 200 North Westlake Boulevard, Suite 202, Westlake Village, California 91362. Our telephone number is (805) 381-2700.

                                  RISK FACTORS

         Investment in the shares covered by this prospectus involves a significant degree of risk. You should carefully consider all of the information in this prospectus, and, in particular, should evaluate the following risks related to an investment in the shares.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH TO EVALUATE OUR LIKELIHOOD OF SUCCESS.

We have only manufactured and distributed our digital x-ray systems since September 1999, our TeliCam systems since October 1995 and our Apollo 95E since March 1998. Therefore, we have a limited relevant operating history upon which to evaluate the likelihood of our success. Factors such as the risks, expenses and difficulties frequently encountered in the operation and expansion of a new business and the development and marketing of new products must be considered in evaluating the likelihood of our success.

WE HAVE A HISTORY OF LOSSES AND ACCUMULATED DEFICIT AND THIS TREND OF LOSSES MAY CONTINUE IN THE FUTURE.

For the fiscal year ended December 31, 1997 we had a net loss of $2,044,729 and for the fiscal year ended December 31, 1998 we had a net loss of $1,816,702. For the nine-month period ended September 30, 1999, we incurred a net loss of $756,931. As of September 30, 1999, our accumulated deficit was $6,106,424. Our ability to obtain and sustain profitability will depend, in part, upon the successful marketing of our existing products and the successful and timely introduction of new products. We can give no assurances that we will achieve profitability or, if achieved, that we will sustain profitability.

FLUCTUATION IN QUARTERLY RESULTS MAY RESULT IN DECLINES IN OUR STOCK PRICE.

Certain quarterly influences may affect our business. Historically, sales have been generally higher in the fourth quarter due to the purchasing patterns of dentists in the United States and have been generally lower in the first quarter due primarily to the effect upon demand of increased purchases in the prior quarter. Historically we have experienced lower sales in the summer months as a result of holiday vacations and fewer trade shows. These fluctuations in quarterly operating results could result in increased volatility, including significant declines, of the trading price of our common stock.

ONE OF OUR PRIMARY PRODUCTS HAS HAD A SIGNIFICANT DECLINE IN SALES AND IF THIS DECLINE CONTINUES WE MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.

The TeliCam systems, together with related products such as the InTELInet system, and the Apollo 95E have been our primary products since inception. We believe that the market for intraoral cameras, such as the TeliCam systems, is a market that has declined. TeliCam systems sales have recently been at or below levels of prior comparable periods, a trend which we expect to continue.

AS A RESULT OF THE DECLINE IN SALES OF THE TELICAM, OUR FUTURE DEPENDS ON OUR ABILITY TO DEVELOP AND INTRODUCE NEW PRODUCTS.

As a result of the decline in the intraoral camera market, our future depends upon our ability to develop and successfully introduce new products to make up for the diminished sales of the Telicam systems. Development of new product lines is risk intensive and often requires:

          o    long-term forecasting of market trends;
          o    the development and implementation of new designs;
          o    compliance with extensive governmental regulatory requirements;
               and
          o    a substantial capital commitment.

Also, the medical and dental device industry is characterized by rapid technological change. As technological changes occur in the marketplace, we may have to modify our products in order to become or remain competitive or to ensure that our products do not become obsolete. If we fail to anticipate or respond in a cost-effective and timely manner to government requirements, market trends or customer demands, or if there are any significant delays in product development or introduction, our revenues and profit margins may decline which could adversely affect our cash flows, liquidity and operating results.

IF WE ARE UNABLE TO RAISE ADDITIONAL CAPITAL TO FINANCE RESEARCH AND DEVELOPMENT OF OUR NEW PRODUCTS WE MAY BE FORCED TO FOREGO THE DEVELOPMENT OF NEW PRODUCTS AND LIMIT CURRENT OPERATIONS.

We anticipate that we will need to raise additional capital during the next 12 months to satisfy our expected increased working capital and research and development requirements. We are currently exploring alternatives to fulfill these requirements, but cannot assure that additional financing will be available when needed or that, if available, it will be on terms favorable to us or our stockholders. If needed funds are not available, we may be required to limit or forego the development of new products or limit the scope of our current operations, which could have a material adverse effect on our business, operating results and financial condition. If we raise needed funds through the sale of additional shares of our common stock or securities convertible into shares of our common stock it may result in dilution to current stockholders.

WE SUBSTANTIALLY DEPEND UPON UNAFFILIATED THIRD PARTIES FOR SEVERAL CRITICAL ELEMENTS OF OUR BUSINESS, INCLUDING THE DEVELOPMENT AND LICENSING FOR DISTRIBUTION OF OUR PRODUCTS.

We are dependent upon unaffiliated third party developers and suppliers for the development and manufacture of all of the components used in our dental equipment and for the development and manufacture of our consumable products. Outside of updating our current products, we do not develop any of our technology. Instead of developing technology, we continually seek out third parties that own new and innovative technology that they may be willing to license to us or develop into new dental products under a development agreement. We have had problems in the past obtaining a marketable product from companies with whom we had entered into a licensing arrangement. We entered into a licensing agreement with Ion Laser Technology under which ILT was unable to develop a product in accordance with the delivery schedule established by our agreement that met our specifications; as a result, we were forced to find an alternative product to that which we had contracted with ILT.

IF WE DO NOT MAKE CERTAIN REQUIRED MINIMUM ROYALTY PAYMENTS TO SUNI, AND IF WE DO NOT PURCHASE REQUIRED AMOUNTS OF CERTAIN PRODUCTS MANUFACTURED BY SUNI, WE WILL LOSE OUR EXCLUSIVE RIGHTS TO THE DIGITAL X-RAY TECHNOLOGY DEVELOPED FOR US BY SUNI.

In order to maintain our right to be the exclusive dental licensee of the digital x-ray technology developed by Suni, we must make significant minimum periodic royalty payments to Suni and we must purchase a significant amount of certain products manufactured by Suni. We cannot guarantee that we will be able to make the minimum periodic royalty payments, nor can we guarantee that we will be able to purchase the amount of products that are required to maintain our right to be the exclusive distributor. If we do not make the required periodic royalty payments and purchase the required products, Suni will be able to license the developed technology to our competitors, or grant an exclusive license to a competitor, which could have a material adverse effect on our operating results and financial condition.

THE GOVERNMENT EXTENSIVELY REGULATES OUR PRODUCTS AND FAILURE TO COMPLY WITH APPLICABLE REGULATIONS COULD RESULT IN FINES, SUSPENSIONS, SEIZURE ACTIONS, PRODUCT RECALLS, INJUNCTIONS AND CRIMINAL PROSECUTIONS.

The United States Food and Drug Administration, as well as state and foreign agencies, regulate almost all aspects of our medical devices including:

          o    entry into the marketplace;
          o    design;
          o    testing;
          o    manufacturing procedures;
          o    reporting of complaints;
          o    labeling; and
          o    promotional activities.

Under the Federal Food, Drug, and Cosmetic Act, FDA has the authority to control the introduction of new products into the marketplace. Unless specifically exempted by the agency, medical devices enter the marketplace through either FDA clearance of premarket approval application or FDA approval of an application for 510k clearance. FDA conducts periodic inspections to assure compliance with it's regulations.

Unless specifically exempted by FDA's regulations, we will need to file a 510k submission or PMA application for any new products developed in the future including any using digital x-ray technology. The process of obtaining a clearance or approval can be time-consuming and expensive. Compliance with FDA's regulatory requirements can be expensive and time consuming. We do not guarantee that the required regulatory approvals or clearances will be obtained. Any approval or clearance obtained from FDA may include significant limitations on the use of the medical device which is the subject of the approval or clearance. We cannot market a medical device if needed FDA approval or clearance is not granted. Inability to obtain such approval or clearance could result in a delay or suspension of the manufacture and sale of affected medical devices. Any such delay or suspension would have a material adverse effect on our business. In addition, changes in existing regulations or the adoption of new regulations could make regulatory compliance by us more difficult in the future. The failure to obtain the required regulatory clearances or to comply with applicable regulations could result in one or more of the following:

          o    fines;

          o    delays or suspensions of device clearances;

          o    seizure actions;

          o    mandatory recalls;

          o    injunction action; and

          o    criminal prosecution.

THE LOSS OF OUR CHIEF EXECUTIVE OFFICER COULD RESULT IN THE LOSS OF A SIGNIFICANT PORTION OF OUR BUSINESS BECAUSE OF HIS PERSONAL RELATIONSHIPS IN THE INDUSTRY.

Our success is highly dependent upon our Chairman of the Board and Chief Executive Officer, Robert H. Gurevitch. Unlike larger companies, we rely heavily on a small number of officers to conduct a large portion of our business. The loss of service of Robert H. Gurevitch along with the loss of his numerous contacts and relationships in the industry would have a material adverse effect on our business. We have entered into an Employment Agreement with Robert H. Gurevitch under which he has agreed to render services to us until October 1, 2001. We have obtained "key person" life insurance on Mr. Gurevitch in the amount of $2,000,000, of which we are the sole beneficiary, but there can be no assurance that the proceeds of such insurance will be sufficient to offset the loss to us in the event of his death.

NONE OF OUR PRODUCTS ARE PROTECTED BY PATENTS, AND THEREFORE, THEY MAY NOT BE ADEQUATELY PROTECTED FROM COPYING BY COMPETITORS.

Our future success and ability to compete is dependent in part upon our proprietary technology used in the Apollo 95E. The Apollo 95E is currently only protected by a patent in France. We are currently seeking patent protection in all of the countries of the world in which this technology can be marketed. There can be no assurance that patents outside of France will be granted for the Apollo 95E system, and, if granted, the patents will provide adequate protection for the Company's technologies. Consequently, we rely primarily on trademark, trade secret and copyright laws to protect our technology. However, there can be no assurance that third parties will not try to copy our products. In addition, many foreign countries' laws may not protect us from improper use of our proprietary technology overseas. We may not have adequate remedies if our proprietary rights are breached and therefore a breach of our proprietary rights could have a material adverse effect on our financial condition.

WE ARE SUSCEPTIBLE TO PRODUCT LIABILITY SUITS AND IF A LAWSUIT IS BROUGHT AGAINST US IT COULD RESULT IN US HAVING TO PAY LARGE LEGAL EXPENSES AND/OR JUDGMENTS.

Although we have not yet had any product liability claims, because of the nature of the medical/dental device industry, there can be no assurance that we will not be subject to such claims in the future. Our products come into contact with vulnerable areas of the human body, such as the mouth, tongue, teeth and gums, and, therefore, the sale and support of dental products makes us susceptible to the risk of such claims. A successful product liability claim or claim arising as a result of use of our products brought against us, or the negative publicity brought up by such claim, could have a material adverse effect upon our business. We maintain product liability insurance with coverage limits of $10,000,000 per occurrence and $11,000,000 per year. While we believe that we maintain adequate insurance coverage, we do not guarantee that the amount of insurance will be adequate to satisfy claims made against us in the future, or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts.

THE YEAR 2000 ISSUE COULD HAVE AN IMPACT ON OUR INFORMATION TECHNOLOGY AND NON-INFORMATION TECHNOLOGY SYSTEMS AS WELL AS THOSE OF OUR SUPPLIERS AND/OR CUSTOMERS, ANY OF WHICH COULD NEGATIVELY AFFECT SALES OF OUR PRODUCTS.

The Year 2000 readiness issue arises from the inability of information systems, and other time and date sensitive products and systems, to properly recognize and process date-sensitive information or system failures. Estimates of the potential cost and effects of Year 2000 issues vary significantly among businesses, and it is extremely difficult to predict the actual impact. Recognizing this uncertainty, management is continuing to actively analyze, assess and plan for various Year 2000 issues across its businesses.

The Year 2000 issue has an impact on both information technology systems and non-information technology systems, such as manufacturing systems and physical facilities including, but not limited to, security systems and utilities. We have tested all of our information technology systems and non-information technology systems for Year 2000 readiness. We believe that all of our information and our non-information technology systems are Year 2000 compliant.

The Year 2000 readiness of our customers varies. We are not investigating whether or not our customers are evaluating and/or preparing their own systems to be Year 2000 compliant. These efforts by customers to address Year 2000 issues may affect the demand for certain products and services; however, the impact on our revenue is highly uncertain.

We have investigated the Year 2000 readiness of our key suppliers. Our direction of this effort is to ensure that there are adequate components and supplies available to us to minimize any potential business interruptions. Our assessment of our key suppliers is now complete and we have determined that our policy of maintaining an inventory of components and supplies sufficient to last a minimum of a one to three months will be adequate to minimize almost any potential business interruption. We believe that our one to three month supply of inventories will allow enough time for our suppliers to remedy Year 2000 problems that may arise in their respective businesses.

The Year 2000 issue presents a number of other risks and uncertainties that could impact us, such as public utilities failures, potential claims against us for damages arising from products and services that are not Year 2000 compliant, and the ability to respond of certain government commissions in the various geographic areas where we conduct business. While we continue to believe the Year 2000 issues described above will not materially affect our financial position, it remains uncertain as to what extent, if any, we may be impacted.

If we, our customers or suppliers are unable to resolve any Year 2000 compliance problems in a timely manner, we could face business interruptions or a shutdown, financial loss, regulatory actions, reputational harm and/or legal liability. Because we believe that all of our internal systems are Year 2000 compliant and that we will have adequate components and supplies in our inventories to minimize any potential business interruptions that may result from Year 2000 compliance problems suffered by our suppliers, we have determined that we will not develop any contingency plans that address a reasonably likely worst case scenario.

OUR RECENT SALE OF SERIES A EXCHANGEABLE PREFERRED STOCK, COMMON STOCK AND WARRANTS TO PURCHASE COMMON STOCK MAY RESULT IN SUBSTANTIAL DILUTION TO OUR COMMON SHAREHOLDERS.

On November 23, 1999 we sold an aggregate of 2,000 shares of Series A Exchangeable Preferred Stock, 2,500 shares of Common Stock and Warrants to purchase up to 40,000 shares of Common Stock.

Prior to March 15, 2000, holders of Series A Exchangeable Preferred Stock may exchange their shares into common stock at $4.00 per share based upon a stated value of $1,000 per share of Series A Exchangeable Preferred Stock. On and after March 15, 2000, holders of Series A Exchangeable Preferred Stock may exchange their shares for shares of common stock at the lesser of $4.00 per share or the average of the closing bid prices of the common stock during any three (3) of the prior thirty (30) consecutive trading days selected by the holder of the Series A Shares then being exchanged. As a result, after March 15, 2000 (or prior to March 15, 2000 if the trading price of our common stock exceeds $4.00 per share) the holders of Series A Exchangeable Preferred Stock will likely be in a position to exchange their shares for shares of common stock at a discount to the then current trading price of our common stock.

A LARGE VOLUME OF SALES OF OUR COMMON STOCK RESULTING FROM THE EXCHANGE OF SHARES OF SERIES A EXCHANGEABLE PREFERRED STOCK AND/OR THE EXERCISE OF WARRANTS MAY RESULT IN DOWNWARD PRESSURE OR INCREASED VOLATILITY IN THE TRADING PRICE OF OUR COMMON STOCK.

Because we have agreed to register for resale the 2,500 shares of Common Stock and the shares of Common Stock issuable upon exchange or exercise of the Series A Exchangeable Preferred Stock and the Warrants, the holders thereof may sell without regard to any volume restrictions, including the volume restrictions set forth in Rule 144 promulgated under the Securities Act of 1933. As a result, sales by the holders of Series A Exchangeable Preferred Stock and the Warrants could lead to an excess supply of shares of our Common Stock being sold which could, in turn, result in downward pressure or increased volatility in the trading price of our Common Stock.

IF WE FAIL TO TIMELY EFFECT AN EXCHANGE OF SERIES A EXCHANGEABLE PREFERRED STOCK FOR SHARES OF COMMON STOCK, WE MAY BE LIABLE FOR SIGNIFICANT LIQUIDATED DAMAGES.

We have agreed to effect an exchange of Series A Exchangeable Preferred Stock into Common Stock within four (4) trading days of receipt of a notice from a holder of Series A Exchangeable Preferred Stock requesting an exchange. If we fail to effect an exchange of Series A Exchangeable Preferred Stock into Common Stock within four (4) trading days of receipt of a valid notice, we have agreed to pay to the holder of Series A Exchangeable Preferred Stock requesting the exchange liquidated damages in an amount equal to $100 per day for the first ten
(10) days and $200 per day thereafter for each $5,000 in liquidation preference amount then being exchanged. An obligation to pay these liquidated damages could have a material adverse effect on our liquidity and cash flows.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered by the selling security holders, under this prospectus. We will pay all costs, expenses and fees in connection with the registration of the shares offered under this prospectus.

                            SELLING SECURITY HOLDERS

The following table sets forth the names of the Selling Security Holders and (i) the number of shares of Common Stock owned by the Selling Security Holders as of December 15, 1999, and (ii) the maximum amount of Common Stock which may be offered for the accounts of the Selling Security Holders under this prospectus.

                                                      Number of
                                                      Shares of
                                                        Common
                                                        Stock
                                                      Underlying
                                      Number of        Series A
                                      Shares of      Exchangeable      Number of        Common       Percentage of
                                        Common        Preferred         Warrant          Stock        Outstanding
Name of Selling Security                Stock           Stock            Shares         Offered         Common
Holders                                Owned(1)        Owned(2)        Owned (3)       Hereby(4)       Stock (5)
---------------------------------   --------------  --------------    ----------     -------------  ---------------
AMRO International, S.A.                  0            579,305           14,000         593,305          8.49%
c/o Ultra Finanz AG
Grossmuensterplatz 6
Zurich, CH-8022 Switzerland

The Endeavor Capital Fund,                0            413,790           10,000         423,790          6.21%
S.A.
c/o Endeavor Management, Inc.
14/14 Divrei Chaim Street
Jerusalem 94479 Israel

Esquire Trade & Finance Inc.            1,250          331,032           8,000          339,032          5.03%
P.O. Box 2154
Baar, CH-6342 Switzerland

Austinvest Anstalt Balzers              1,250          331,032           8,000          339,032          5.03%
Landstrasse 938
9494 Furstenturns
Balzers, Liechtenstein

----------------------------------

(1) In November 1999, Esquire Trade & Finance Inc. and Austinvest Anstalt Balzers each acquired 1,250 shares of Common Stock.

(2) In November 1999, AMRO International, S.A., The Endeavor Capital Fund, S.A., Esquire Trade & Finance Inc., and Austinvest Anstalt Balzers (collectively, the "Investors") acquired an aggregate of 2,000 shares of Series A Exchangeable Preferred Stock. The Series A Exchangeable Preferred Stock has an aggregate stated value of $2 million and is exchangeable into Common Stock at a rate per share equal to the lesser of (a) $4.00 or (b) the average of the three lowest closing sale prices of our Common Stock over the thirty (30) trading days prior to the date of the exchange. By agreement with the Investors, we have agreed to register for resale 175% of the shares of Common Stock issuable upon exchange of the Series A Exchangeable Preferred Stock, assuming an exchange in full on the trading day prior to our filing the registration statement of which this prospectus is a part. Because the number of shares of Common Stock issuable upon exchange of Series A Exchangeable Preferred Stock is not determinable until the date of the exchange, each number in this column represents 175% of the shares of Common Stock issuable upon exchange of Series A Exchangeable Preferred Stock, assuming exchange in full by each Selling Security Holder on December 23, 1999.

(3) In November, 1999, the Investors received Warrants to purchase up to an aggregate 40,000 shares of Common Stock at a purchase price of $2.749 per share.

(4) Because the number of shares of Common Stock issuable upon exchange of Series A Exchangeable Preferred Stock is not determinable until the date of the exchange, each number in this column includes 175% of the shares of Common Stock issuable upon exchange of Series A Exchangeable Preferred Stock, assuming exchange in full by each Selling Security Holder on December 23, 1999.

(5)  Based on 6,397,498 shares outstanding as of December 1, 1999.

         The Selling Security Holders may offer all or some portion of the Common Stock that they have the right to acquire upon exchange of the Series A Exchangeable Preferred Stock. Accordingly, no estimate can be given as to the amount of the Common Stock that will be held by the Selling Security Holders upon termination of any such sales. In addition, the Selling Security Holders may have sold, transferred or otherwise disposed of all or a portion of their Series A Exchangeable Preferred Stock since the date on which they provided the information regarding the Series A Exchangeable Preferred Stock in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

         The Selling Security Holders may from time to time offer and sell any or all of the Common Stock issuable upon exchange of the Series A Exchangeable Preferred Stock. The term Selling Security Holders includes the holders listed in any Supplement to this Prospectus and the beneficial owners of the Series A Exchangeable Preferred Stock and their transferees, pledges, donees or other successors. Any supplement will contain certain information with respect to the Selling Security Holders and the respective number of shares of Common Stock beneficially owned by the Selling Security Holders that may be offered pursuant to this Prospectus. Such information will be obtained from the Selling Security Holders.

         Under the Securities Exchange Act of 1934 and the regulations promulgated thereunder, any person engaged in a distribution of the shares of the Common Stock offered by this Prospectus may not simultaneously engage in market making activities with respect to our shares of Common Stock during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Security Holders will need to comply with applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Security Holders. Regulation M contains certain limitations and prohibitions intended to prevent issuers and selling security holders and other participants in a distribution of securities from conditioning the market through manipulative or deceptive devices to facilitate the distribution.

         We will bear all costs, expenses and fees in connection with the registration of the Selling Security Holders' shares. All brokerage commissions, if any, attributable to the sale of the Selling Security Holders' shares will be borne by them.

                              PLAN OF DISTRIBUTION

         On November 23, 1999, we sold, pursuant to an Exchangeable Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement") dated as of October 25, 1999 with the Selling Security Holders, an aggregate of 2,000 shares of Series A Exchangeable Preferred Stock, Warrants to purchase up to 40,000 shares of Common Stock, and 2,500 shares of Common Stock. We received gross proceeds from this transaction of $2,000,000.

         Our Series A Exchangeable Preferred Stock has an aggregate stated value of $2,000,000 and is exchangeable into Common Stock at a rate per share equal to the lesser of (a) $4.00 or (b) the average of the three lowest closing sale prices of our Common Stock over the thirty (30) trading days prior to the date of the exchange. The table below sets forth the number of shares of our Common Stock that the Selling Security Holders would acquire if they elected to convert the entire $2,000,000 aggregate stated amount of Series A Exchangeable Preferred Stock. The share amounts assume exchange prices of $3.25, $2.75, $2.25, and $1.75. There were 6,397,498 shares of our Common Stock outstanding on December 20, 1999 and the closing date price of our Common Stock on December 23, 1999 was $3.2812.

                           Shares of Common Stock     Percentage of Outstanding
 Assumed Exchange Price     Issued Upon Exchange             Common Stock
------------------------   ----------------------     -------------------------
          $3.25                   615,385                       8.78%

          $2.75                   727,273                      11.37%

          $2.25                   888,889                      13.89%

          $1.75                 1,142,857                      17.86%

         The Selling Security Holders have advised us that the sale or distribution of the Common Stock may be effected directly to purchasers by the Selling Security Holders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the Boston Stock Exchange, on the Nasdaq SmallCap market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on the Common Stock. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Security Holders or by agreements between the Selling Security Holders and underwriters, brokers, dealers or agents or purchasers. If the Selling Security Holders effect such transactions by selling Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or commissions from purchasers of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Security Holders and any brokers, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         Because the Selling Security Holders may each be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of its shares, the Selling Security Holders, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934 until its participation in the distribution is completed.

         To comply with the securities laws of certain jurisdictions, if applicable, the shares of Common Stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the shares of Common Stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

         The Selling Security Holders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, which provisions may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Security Holders. The foregoing may affect the marketability of the shares of Common Stock.

         We have agreed to pay all expenses of the registration of the shares, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Security Holders will pay all underwriting discounts and selling commissions, if any. The Selling Security Holders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or will be entitled to contribution from us in connection therewith.

                       WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov." You can also inspect such reports, proxy statements and other information at the offices of the Nasdaq Stock Market.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following documents:

     o    Annual Report on Form 10-KSB for the year ended December 31, 1998.

     o    Quarterly Report on Form 10-QSB for the period ended March 31, 1999.

     o    Quarterly Report on Form 10-QSB for the period ended June 30, 1999.

     o Quarterly Report on Form 10-QSB for the period ended September 30, 1999.

     o    Current Report on Form 8-K filed on December 8, 1999.

     o Description of our capital stock contained on page 45 of our amendment No. 2 on Form SB-2 (File # 33-22507).

     o All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the offering of the common stock is terminated.

You may request a copy of the information incorporated by reference, at no cost, by contacting us at the following address or telephone number:

                           Bette Smith
                           Dental/Medical Diagnostic Systems, Inc.
                           200 North Westlake Boulevard, Suite 202
                           Westlake Village, California 91362
                           (805) 381-2700

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The Investors should not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

                                  LEGAL MATTERS

Troop Steuber Pasich Reddick & Tobey, LLP, Los Angeles, California, has rendered an opinion as to the validity of the common stock covered by this prospectus.

                                     EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

Our Bylaws provide that we will indemnify our directors and executive officers and any of our other officers, employees and agents to the fullest extent permitted by Delaware law. Our Bylaws also empower us to enter into indemnification agreements with any such persons and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

Our Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to us and to our stockholders. Such provision does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. Each director continues to be subject to liability for breach of the director's duty of loyalty, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or federal environmental laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II        INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses, to be borne by the selling stockholder, in connection with the offering are as follows:

                                                                     Amount
                                                                   ----------
Registration Fee Under Securities Act of 1933..................... $    1,505
NASD Filing Fee................................................... $     *
Blue Sky Fees and Expenses........................................ $     *
Printing and Engraving Certificates............................... $     *
Legal Fees and Expenses........................................... $   10,000
Accounting Fees and Expenses...................................... $    5,000
Registrar and Transfer Agent Fees................................. $     *
Miscellaneous Expenses............................................ $     *
                                                                   -----------
         TOTAL.................................................... $   16,505
                                                                   ===========
-----------------

* Not applicable or none.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by the Delaware General Corporation Law ("DGCL"), the Company's Amended and Restated Certificate of Incorporation limits the personal liability of directors to Dental/Medical Diagnostic Systems, Inc. or monetary damages for certain breaches of fiduciary duty. Liability is not eliminated for (i) any breach of the director's duty of loyalty to Dental/Medical Diagnostic Systems, Inc. or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions pursuant to Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit.

Dental/Medical Diagnostic Systems, Inc. has also entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide that the directors and executive officers will be indemnified to the fullest extent permitted by applicable law against all expenses (including attorneys' fees), judgments, fines and amounts reasonably paid or incurred by them for settlement in any threatened, pending or completed action, suit or proceeding, including any derivative action, on account of their services as a director or officer of Dental/Medical Diagnostic Systems, Inc. or of any subsidiary of Dental/Medical Diagnostic Systems, Inc. or of any other company or enterprise in which they are serving at the request of Dental/Medical Diagnostic Systems, Inc. No indemnification will be provided under the indemnification agreements, however, to any director or executive officer in certain limited circumstances, including on account of knowingly fraudulent, deliberately dishonest or willful misconduct. To the extent the provisions of the indemnification agreements exceed the indemnification permitted by applicable law, such provisions may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to public policy.

Dental/Medical Diagnostic Systems, Inc. has purchased a directors and officers liability insurance policy in the amount of $5,000,000.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

See the Exhibit Index of this Registration Statement.

ITEM 17.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of the appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Westlake Village, State of California, on December 27, 1999.

                                        DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
                                        (Registrant)

                                        By:  /S/ ROBERT H. GUREVITCH
                                             ---------------------------------
                                             Robert H. Gurevitch
                                             Chairman of the Board and
                                             Chief Executive Officer

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert H. Gurevitch and Stephen F. Ross and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.


        SIGNATURE                     TITLE                          DATE

                              Chairman of the Board and
/s/ Robert H. Gurevitch       Chief Executive Officer         December 27, 1999
-------------------------
Robert H. Gurevitch

                              Chief Financial Officer and
/s/ Stephen F. Ross           Chief Accounting Officer        December 27, 1999
-------------------------
Stephen F. Ross

/s/ Marvin H. Kleinberg       Director                        December 27, 1999
-------------------------
Marvin H. Kleinberg

/s/ Jack D. Preston           Director                        December 27, 1999
-------------------------
Jack D. Preston

/s/ John Khademi              Director                        December 27, 1999
-------------------------
John Khademi

                                  EXHIBIT INDEX


NO.  ITEM
---  ------

4.1 Certificate of Designations, Preferences and Rights of Series A Exchangeable Preferred Stock of the Registrant. [Incorporated by reference to the Registrant's Report on Form 8-K dated December 8, 1999.]

5.1     Opinion of Troop Steuber Pasich Reddick & Tobey, LLP.

23.1    Consent of PricewaterhouseCoopers, LLP

23.2 Consent of Troop Steuber Pasich Reddick & Tobey, LLP (included as part of Exhibit 5.1)

24.1    Power of Attorney (included in signature page).